Exhibit 28(h)(xxi)(B)

Amended and Restated

Schedule A

Dated August 31, 2015

To The

Expense Limitation/Reimbursement Agreement

Dated December 18, 2013

Between

FundVantage Trust And BRAM US LLC

Fund	Contractual Limit on Total Operating Expenses*	Effective Date	Termination Date
Bradesco Latin American Equity Fund	1.75%	December 20, 2013	August 31, 2016
Bradesco Latin American Hard Currency Bond Fund (formerly, Bradesco Brazilian Hard Currency Bond Fund)	1.50%	December 20, 2013	August 31, 2016

*  As a percentage (on an annual basis) of a Fund’s average daily net assets.

This Schedule A to the Expense Limitation/Reimbursement Agreement is hereby effective as of the date first set forth above.

BRAM US LLC

By:	/s/ Reinaldo Le Grazie
Name:	Reinaldo Le Grazie
Title:	President

By:	/s/ Luiz Osório Leão Filho
Name:	Luiz Osório Leão Filho
Title:	Assistant Secretary

FundVantage Trust, on behalf of each Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President